UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Mitsubishi UFJ Trust and Banking Corporation

Corrections to “Acquisition of shares of

Australian asset management firm,

Colonial First State Group Limited Subsidiaries” announcement

Tokyo, November 28, 2018 — MUFG and Mitsubishi UFJ Trust and Banking Corporation today announced certain corrections to its announcement titled “Acquisition of shares of Australian asset management firm, Colonial First State Group Limited Subsidiaries” which was disclosed on October 31, 2018, as shown below.

Corrections:

* The words corrected are shown in underline below.

3.	Overview of CFSGAM

    (Before Correction)

Entities

Colonial First State Asset Management (Australia) Limited

Colonial First State Infrastructure Holdings Limited

Colonial First State Managed Infrastructure Limited

First State Investments Managers (Asia) Ltd

First State Investment (UK Holdings) Limited

First State Investments (US) LLC

Realindex Investments Pty Limited

CFSGAM IP Holdings Pty Limited

CFSGAM Services Pty Limited

    (After Correction)

Entities

Colonial First State Asset Management (Australia) Limited

Colonial First State Infrastructure Holdings Limited

Colonial First State Managed Infrastructure Limited

First State Investment Managers (Asia) Limited

First State Investments (UK Holdings) Limited

First State Investments (US) LLC

Realindex Investments Pty Limited

CFSGAM IP Holdings Pty Limited

CFSGAM Services Pty Ltd

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4.	Relationship with AMP Capital Holdings Ltd

    (Before Correction)

4.	Relationship with AMP Capital Holdings Ltd

Lastly, reference is made in relation to the existing strategic alliance with AMP Capital Holdings Ltd (“AMP Capital”) because both CFSGAM and AMP Capital are investment managers with their main office located in Australia.

The strategic alliance with AMP Capital continues to be an integral part of MUFG’s asset management strategy because AMP Capital is expected to play an essential role to provide competitive investment capability in the midst of increasing demand for various products.

    (After Correction)

4.	Relationship with AMP Capital Holdings Limited

Lastly, reference is made in relation to the existing strategic alliance with AMP Capital Holdings Limited (“AMP Capital”) because both CFSGAM and AMP Capital are investment managers with their main office located in Australia.

The strategic alliance with AMP Capital continues to be an integral part of MUFG’s asset management strategy because AMP Capital is expected to play an essential role to provide competitive investment capability in the midst of increasing demand for various products.

- End -

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E naokazu_matsuda@mufg.jp

Kazuto Yoshida

Public Relations Section, Corporate Planning Division

Tokyo/Head Office

Mitsubishi UFJ Trust and Banking Corporation

T +81-3-6214-6044

E kazuto_yoshida@tr.mufg.jp

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